SUB-ITEM 77Q1(b):
Copies of the text of any proposal described in answer to sub-
item 77D


Changes to Market Capitalization Definitions

It was voted that the proposed changes to the market capitalization definitions for the Loomis Sayles Small Cap Value
Fund, be, and hereby are, approved.

Exhibit 77Q1(b)